

RECEIVED

2006 MAY 31 P 3:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

May 26th, 2006



06013937

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



PROCESSED
JUN 05 2006
THOMSON FINANCIAL



Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom



t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between Apr 27th and May 25th (inclusive)

- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes sale of shares and J Carey sale of shares)
- Section 198 notifications (announcements regarding notifiable interests in the Company)
-

2. Documents filed with Registrar of Companies for Scotland

- Form 123 – notice of increase in nominal capital
- Forms 88(2) (returns of allotments of shares on exercise of share options)

Regulatory Announcement

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RECEIVED
Free annual report
wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:01 28-Apr-06
Number	1857C

RNS Number:1857C
Wolfson Microelectronics PLC
28 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/ director

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected

			person
	JULIAN HAYES		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE		ORDINARY SHARES OF 0.1 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	VIDACOS NOMINEES		SALE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	100,000		0.08%
13.	Price per share or value of transaction	14.	Date and place of transaction
	£4.80 PER SHARE		27 APRIL 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	90,000 ORDINARY SHARES REPRESENTING 0.07% OF ISSUED SHARE CAPITAL		28 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price	22.	Total number of shares or debentures over which options

is to be fixed at the time of exercise

held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification
Fiona Murdoch, Company Secretary
Date of notification : 28 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:00 09-May-06
Number	6359C

RNS Number:6359C
Wolfson Microelectronics PLC
09 May 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
9th May 2006

Section 198 Notification

The Company was notified on 8th May 2006 by Credit Suisse Securities (Europe) Limited ("CSSEL") pursuant to section 198 of the Companies Act 1985 ("the Act") that, on 4th May 2006, CSSEL held an interest in 4,429,812 ordinary shares, representing 3.88% of the issued share capital of the Company. CSSEL held an interest in 3,600 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:43 09-May-06
Number	6967C

RNS Number:6967C
Wolfson Microelectronics PLC
09 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

DAVID JOHN CAREY

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

200,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.17%

13. Price per share or value of transaction

£5.57 PER SHARE

14. Date and place of transaction

08 MAY 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,181,657 ORDINARY SHARES REPRESENTING 3.66% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

09 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary
Date of notification : 9th May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:30 16-May-06
Number	0339D

RNS Number:0339D
Wolfson Microelectronics PLC
16 May 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
16th May 2006

Section 198 Notification

The Company was notified on 15th May 2006 pursuant to section 198 Companies Act 1985 by Barclays PLC that, as of 10th May 2006, it no longer has a notifiable interest in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:19 16-May-06
Number	0332D

RNS Number:0332D
Wolfson Microelectronics PLC
16 May 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

16th May 2006

Section 198 Notification

The Company was notified on 15th May 2006 by Credit Suisse Securities (Europe) Limited pursuant to section 198 of the Companies Act 1985 that, on 11th May 2006, it no longer has a notifiable interest in the shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:19 18-May-06
Number	1926D

RNS Number:1926D
Wolfson Microelectronics PLC
18 May 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

18th May 2006

Section 198 Notification

The Company was notified on 18th May 2006 by Credit Suisse Securities (Europe) Limited ("CSSEL") pursuant to section 198 of the Companies Act 1985 ("the Act") that, on 15th May 2006, CSSEL held an interest in 3,536,966 ordinary shares, representing 3.09% of the issued share capital of the Company. CSSEL held an interest in 3,600 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:17 23-May-06
Number	4256D

wolfson microelectronics

RNS Number:4256D
Wolfson Microelectronics PLC
23 May 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
23rd May 2006

Section 198 Notification

The Company was notified on 22nd May 2006 by Credit Suisse Securities (Europe) Limited pursuant to section 198 of the Companies Act 1985 that, on 18th May 2006, it no longer has a notifiable interest in the shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END


Companies House
for the record

RECEIVED
2006 MAY 31 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839.
Company name in full	WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2006	18	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY.
Number allotted	10,000	2,291	729.
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	40 PENCE.	204.5 PENCE.	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) ANTONY PAN. Address NO 10-3, LANE 43, JHONGSHAN RD, LUJHU TOWNSHIP, TAO YUAN COUNTY 338 TAIWAN UK Postcode	ORDINARY	10,000.
Name(s) DEREK JOHNSTONE Address 12/6 BLANDFIELD, MCDONALD ROAD EDINBURGH, [illegible] UK Postcode EH7 4QJ	ORDINARY.	3,020.
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver /~~ official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC0 89839.
Company name in full	WOLFSON MICROELECTRONICS. PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	05	2006	17	05	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	4,400		
Nominal value of each share	0·1 PENCE.		
Amount (if any) paid or due on each share (including any share premium)	204·5 PENCE.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): GREIG NEILSON		
Address: 17, WHITEHAUGH DRIVE, PAISLEY, RENFREWSHIRE	ORDINARY.	2,200
UK Postcode: PA1 3PG.		
Name(s): SEAN FLEMING.	Class of shares allotted	Number allotted
Address: 13 PHILIP AVENUE, BOGHALL, BATHGATE,	ORDINARY	2200.
UK Postcode: EH48 1LP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/5/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2006	11	05	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1,250.		
Nominal value of each share	0.1 PENCE.		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): TAHIR RASHID.		
Address: 65, GREAT HILL CRESCENT, MAIDENHEAD BERKSHIRE	ORDINARY	1,250.
UK Postcode SL6 4RE.		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 12/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2006	10	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY.	
Number allotted	417.	5833	
Nominal value of each share	0·1 PENCE	0.1 PENCE.	
Amount (if any) paid or due on each share (including any share premium)	204·5 PENCE	173·25 PENCE.	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BRIAN MCLEAN Address 2449 PINE VALLEY GLEN ESCONDIDO. CA 92026 UNITED STATES. UK Postcode	Class of shares allotted ORDINARY.	Number allotted 6250.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/5/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	05	2006	09	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,400	1,375	4,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	20 PENCE	173.25 PENCE	204.5 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DOUGLAS BRYCE	Class of shares allotted	Number allotted
Address: 14 MORTONHALL PARK GREEN, MORTONHALL, EDINBURGH	ORDINARY	5,400
UK Postcode: EH17 8SP		
Name(s): HOLGER HARLIK	Class of shares allotted	Number allotted
Address: 10 PARHAM WALK, GRANGE PARK, SWINDON	ORDINARY	625
UK Postcode: SN5 6EQ		
Name(s): YAN GOH	Class of shares allotted	Number allotted
Address: FLAT 13B, BLOCK 1, MOUNTAIN SQUARE, 8 YUK TAI ST, MA ON SHAN, HONG KONG	ORDINARY	4,750
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	05	2006	08	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	1124	4583	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	173·25 PENCE	204·5 PENCE.	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) DAVID RODGERS. Address 1, CORBIE TERRACE. SELKIRK UK Postcode TD7 5BX	Class of shares allotted: ORDINARY.	Number allotted: 250.
Name(s) JAMIE McCULLOCH. Address 73 OLDWOOD PLACE ELIBURN, LIVINGSTON UK Postcode EH54 6US.	Class of shares allotted: ORDINARY.	Number allotted: 5457.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	05	05	2006	05	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,000	5,523	2,500
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	20 PENCE	173.25 PENCE	204.5 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): RUSSELL McMILLAN Address: 20 CALTROP PLACE, WALLACE GLEN, STIRLING UK Postcode: FK7 7XS	ORDINARY	10,000
Name(s): EUGENE GOH Address: BLK 735, BEDOK RESERVOIR ROAD, #02-5292, 470735, SINGAPORE UK Postcode:	ORDINARY	1,458
Name(s): ABHAY KEJRIWAL Address: 36 DANES CLOSE, CHIPPENHAM, WILTSHIRE UK Postcode: SN15 3UH	ORDINARY	2,900
Name(s): LEWIS LIU Address: 2F, N°6, LANE 173, SEC. 1, KANGNING RD, NEIHU DISTRICT, TAIPEI CITY 114, TAIWAN, ROC UK Postcode:	ORDINARY	2,124
Name(s): HENRY LO Address: 23F-9, No. 6, LANE 28, LONG-AN RD, SISHIH CITY, TAIPEI 221, TAIWAN, ROC UK Postcode:	ORDINARY	1,541

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 8/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver~~ / receiver manager / ~~voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	05	2006	04	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	291	10,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE	20 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DENISE RIGG Address: 19 BRUNSTANE CRESCENT EDINBURGH UK Postcode: EH15 2NU	Class of shares allotted: ORDINARY	Number allotted: 291
Name(s): DEBRA McDONALD Address: INTERNATIONAL APARTMENTS, 14B/12 RIVERSDALE CRESCENT, EDINBURGH UK Postcode: EH12 5QT	Class of shares allotted: ORDINARY	Number allotted: 10,000
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/5/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	03	05	2006
To	03	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	10,000	1,141	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ANGEL TSAI Address: 7F, NO. 42, LANE 1, JHANGSHU 1st RD, SIJHIH CITY, TAIPEI COUNTY 221, TAIWAN, R.O.C. UK Postcode	ORDINARY	10,291
Name(s): MARK JACOB Address: 85 NEW ROAD, CHISELDON, SWINDON WILTSHIRE UK Postcode S N 4 0 P E	ORDINARY	850
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	05	2006
To	02	05	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	37,500	10,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	20 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) JEFFREY KOZMUS	Class of shares allotted	Number allotted
Address 234 CAUSEWAY STREET, No 719, BOSTON, MA 02114, USA	ORDINARY	37,500
UK Postcode		
Name(s) ERICH ZWYSSIG	Class of shares allotted	Number allotted
Address ~~ERICH ZWYSSIG~~ 7 STANDON STREET EDINBURGH	ORDINARY	10,000
UK Postcode EH11 1QH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	28	28
Month	04	04
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): LINDA WATT Address: 18 MAURICEWOOD AVENUE, PENICUIK UK Postcode: EH26 0BH	Class of shares allotted: ORDINARY	Number allotted: 10,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	04	2006	27	04	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	100,000	1,520	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): TIM LU Address: 8F, No. 59, LANE 161, CHING YEH 3rd ROAD, NEIHU DISTRICT, TAIPEI CITY 104, TAIWAN, ROC UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 100,000
Name(s): KAY HEARNE Address: 65/1 TRAFALGAR LANE, EDINBURGH UK Postcode EH6 4DQ	Class of shares allotted: ORDINARY	Number allotted: 1,250
Name(s): JAMES TOSH Address: 12 CHURCH BUILDINGS, MILNATHORT UK Postcode KY13 9XA	Class of shares allotted: ORDINARY	Number allotted: 270
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/4/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	26	04	2006
To	26	04	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	50,000	1,354	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40p	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) WILSON KUO	Class of shares allotted	Number allotted
Address 5F, No. 30, LANE 518, LONGJIANG RD, TAIPEI 104, TAIWAN, R.O.C.	ORDINARY	51,354
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 27/4/06

** A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC089839

Name of company

* insert full name of company

* WOLFSON MICROELECTRONICS PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 26 APRIL 2006 the nominal capital of the company has been increased by £ 10,000 beyond the registered capital of £ 125,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. † (SENT TO COMPANIES HOUSE 26/4/06 WITH ALL AGM RESOLUTIONS)

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

CREATION OF 10,000,000 ORDINARY SHARES OF 0.1 PENCE EACH RANKING PARI PASSU IN ALL RESPECTS WITH THE EXISTING ORDINARY SHARES OF 0.1 PENCE EACH IN THE CAPITAL OF THE COMPANY.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 27/4/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2